AMENDED SCHEDULE A

Compensation pursuant to Section 4 of Subadvisory Agreement shall be calculated in accordance with the following schedule:

The rates set forth below apply to average daily net assets that are subject to the Subadviser's investment discretion in the following Funds:

Fund                        Average Daily Net Assets                    Rate

AZL Schroder                First $150 million                          0.75%
International               Next $150 million                           0.70%
Small Cap Fund              " Thereafter (all assets over $300 million) 0.60%

AZL Schroder Emerging        All assets                                 0.65%
Markets Equity Fund

* When average daily net assets exceed the first breakpoint, multiple rates will apply, resulting in a blended rate, e.g. if average daily net assets are $350 million, a rate of 75 bps would apply to $150 million, a rate of 70 bps would apply to $150 million, and a rate of 60 bps would apply to the remaining $50 million.

                               Schroder Investment Management North America Inc.

                                By:  /s/ Mark A. Hemenetz
                                Name: Mark A. Hemenetz
                                Title:

                               Allianz Life Advisers, LLC

                                By: /s/ Brian Muench
                                Name: Brian Muench
                                Title: Vide President

Date: December 10,2007